Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Answers to Frequently Asked Questions Regarding the Merger distributed to the employees of Alaska Pacific Bank and posted on Northrim’s website on October 22, 2013.

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This communication is not a substitute for the registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Frequently Asked Questions Regarding Merger

Q: Why are Alaska Pacific Bank and Northrim Bank Merging?

On October 22, 2013, it was jointly announced that Northrim BanCorp, Inc. and Alaska Pacific Bancshares, Inc. signed a definitive agreement to merge. Alaska Pacific Bank and Northrim Bank are merging to create a stronger and better community bank for you. Joining with Northrim Bank will bring solid benefits to Alaska Pacific Bank customers, employees and shareholders. In addition, the merger of both banks will provide added convenience, enhanced products and services, and higher lending limits to Southeast customers.

Q: What should I know about Northrim Bank?

Northrim BanCorp, Inc. is the parent company of Northrim Bank, an Alaska-based community bank with ten branches in Anchorage, the Matanuska Valley, and Fairbanks; and an asset based lending division in Washington. The Bank differentiates itself with its detailed knowledge of Alaska’s economy and its “Customer First Service” philosophy. Affiliated companies include Elliott Cove Insurance Agency, LLC; Elliott Cove Capital Management, LLC; Residential Mortgage, LLC; Northrim Benefits Group, LLC; and Pacific Wealth Advisors, LLC. Northrim has $1.2 billion in assets, and that financial strength will ensure your deposits are secure while giving you access to higher lending limits for loans.

Q: Will Alaska Pacific Bank change its name to Northrim Bank?

Yes, after the full integration of Alaska Pacific Bank and Northrim Bank operations has occurred.

Q: How will the bank merger impact me as a customer of Alaska Pacific Bank?

There is no immediate effect on customers. Continue to conduct your banking as you have in the past; for the next several months we will be working together to make the transition go as smoothly as possible for you. During that time, your banking experience will be “business as usual,” with the staff and service you have come to expect. We will provide you with more specific information about your accounts after the close of the merger transaction. Until then, you can look for updates from us directly, or on our websites, www.alaskapacificbank.com and www.northrim.com.

Q: When will the two banks be merged?

We expect the merger to be completed in the first quarter of 2014. Following that, we expect full integration of Alaska Pacific Bank operations into Northrim Bank to occur late in the third quarter of 2014. You will receive future updates on how this change affects you as a customer of Alaska Pacific Bank.

Q: How are Alaska Pacific Bank and Northrim Bank alike?

This is an excellent opportunity to combine two well-respected Alaska community banks that share a deep commitment to our customers and local communities. We both maintain similar core values of integrity, relationship banking, and added-value service. This merger will allow us to serve you with more resources and proven stability, while preserving the spirit of community banking in Southeast and throughout Alaska.

Q: What will happen to Alaska Pacific Bank branches?

There will be no immediate effect on Alaska Pacific Bank branch locations.

Q: What will happen to the Alaska Pacific Bank employees?

There will be no immediate changes to bank personnel. You will continue to work with the staff and service you have come to expect.

Q: Should I close my accounts?

No. There is no need to close your account or to make any changes at this time. When the account conversion occurs in third quarter of 2014, we will be providing you with more specific information and an abundance of resources to make for a smooth transition.

Q: How will my account(s) at Alaska Pacific Bank be affected? What about my checks, debit cards, online banking, mobile banking, statements..etc?

Until we complete the account conversion, set for third quarter 2014, there will be no impact to your bank accounts and services. We will be communicating with you in advance on any changes to your accounts.

Q: After the merger, will everything be centralized at Northrim Bank’s headquarters in Anchorage?

After the merger is completed, some operations will be centralized, but Northrim expects to maintain local decision making and to continue a strong regional presence.

Q: Where can I learn more about Northrim Bank’s products and services?

You can learn more at www.northrim.com. Or by calling Northrim toll-free at 1-800-478-BANK (2265).

Q: What about my stock in Alaska Pacific Bancshares?

Northrim BanCorp, Inc. is purchasing all of the outstanding stock of Alaska Pacific Bancshares, Inc. A joint press release that describes the transaction can be found at www.northrim.com through the Investor Relations link.

Q: How do I get in contact with Alaska Pacific Bank or Northrim Bank if I have any questions?

2094 Jordan Avenue • Juneau, Alaska 99801
Alaska Pacific Bank	(907) 789-4844 • www.alaskapacificbank.com
Member FDIC • Equal Housing Lender

3111 C Street • Anchorage, Alaska 99503
Northrim Bank	(907) 562-0062 • 1-800-478-BANK (2265) • www.northrim.com
Member FDIC • Equal Housing Lender